                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-1(a)
                    Under the Securities Exchange Act of 1934

                         Firearms Training Systems, Inc.

                                (Name of Issuer)

                              Class A Common Stock

                         (Title of Class of Securities)

                                    318120102

                                 (CUSIP Number)

                              Coleman Gregory, Esq.
                             PB Capital Corporation
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 756-5967

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                            Peter J. Schaeffer, Esq.
                      Patterson, Belknap, Webb & Tyler, LLP
                           1133 Avenue of the Americas
                            New York, New York 10036
                                 (212) 336-2000

                               September 26, 2001

             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                  NOTE: Schedules filed in paper format shall include a signed original and five copied of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

                         (Continued on following pages)






                              (Page 1 of 10 pages)

_________________________
CUSIP No.
38120102
________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     Deutsche Post AG

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [_]
     (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

         WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)  [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     German

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         7,100,391

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    - 0 -
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         7,100,391

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    - 0 -

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,100,391

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________


                              (Page 2 of 10 pages)

_________________________
CUSIP No.
318120102
________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     Deutsche Postbank AG

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [_]
     (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

         WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)  [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Germany

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         7,100,391

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    - 0 -
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         7,100,391

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    - 0 -

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,100,391

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________


                              (Page 3 of 10 pages)

_________________________
CUSIP No.
318120102
________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     PB (USA) Holding, Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [_]
     (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

         WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)  [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         7,100,391

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    - 0 -
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         7,100,391

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    - 0 -

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,100,391

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________


                              (Page 4 of 10 pages)

_________________________
CUSIP No.
318120102
________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     PB Capital Corporation

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [_]
     (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

         WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)  [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         7,100,391

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    - 0 -
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         7,100,391

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    - 0 -

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,100,391

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________

                              (Page 5 of 10 pages)

ITEM 1.     SECURITY AND ISSUER

            The title of the class of equity securities to which this Schedule relates is class A voting common stock (the "Common Stock"), of Firearms Training Systems, Inc., a Delaware corporation ("FTS"). The address of the principal executive offices of FTS is 7340 McGinnis Ferry Road, Suwanee, Georgia 30174.

ITEM 2.     IDENTITY AND BACKGROUND

            The schedule is being filed by (i) Deutsche Post AG, a German corporation ("Deutsche Post"), with its principal executive office located at Robert-Schuman-Platz, 53175 Bonn, Germany, (ii) Deutsche Postbank AG, a German corporation ("Deutsche Postbank"), with its principal executive offices at Friedrich-Ebert-Allee 114-126, 53113 Bonn, Germany, (iii) PB (USA) Holdings, Inc. (formerly known as "BHF (USA) Holdings, Inc."), a Delaware corporation ("PB Holdings"), with its principal executive offices at 590 Madison Avenue, New York, New York 10022, and (iv) PB Capital Corporation (formerly known as "BHF
(USA) Capital Corporation"), a Delaware corporation ("PB Capital"), with its principal executive office located at 590 Madison Avenue, New York, New York 10022. Deutsche Post, Deutsche Postbank, PB Holdings and PB Capital are referred to herein collectively as the "Reporting Persons." The name, residence or business address, principal occupation or employment and the name, principal business, and address of any corporation or other organization in which such employment is conducted with respect to each director of the Reporting Persons is set forth in Schedule 1 attached hereto, which is incorporated herein by reference. To the knowledge of the Reporting Persons, each of the persons named on Schedule 1 is a United States citizen unless otherwise indicated.

            As described in Item 3 below, this Schedule 13D is being filed to reflect Deutsche Post's and Deutsche Postbank's indirect acquisition of the FTS Common Stock in connection with their acquisition of BHF (USA) Holdings, Inc. and BHF (USA) Capital Corporation from each of ING Groep, NV and BHF-Bank Aktiengesellschaft, a German corporation ("BHF"). Each of ING Groep, NV, BHF, BHF (USA) Holdings, Inc. and BHF (USA) Capital Corporation filed a Schedule 13D on September 5, 2000 in connection with BHF (USA) Capital Corporation's acquisition of the FTS Common Stock.

            Deutsche Post is a postal service company with its principal place of business in Bonn, Germany.

            Deutsche Post owns 99.99% of the outstanding capital stock of Deutsche Postbank. Deutsche Postbank is a German bank with its principal place of business in Bonn, Germany.

            Deutsche Postbank owns all of the outstanding capital stock of PB Holdings. PB Holdings is a holding company whose subsidiaries are engaged principally in commercial lending and related business in the United States.

            PB Holdings owns all of the outstanding capital stock of PB Capital. PB Capital is a diversified commercial lending/finance company principally engaged in lending and related businesses.


                              (Page 6 of 10 pages)

            Neither the Reporting Persons nor any of their respective directors and executive officers has, during the last five years, (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Reporting Persons Acquisition of FTS' Common Stock

                  Pursuant to a certain Stock Purchase Agreement, dated as of June 29, 2001, by and between BHF and Deutsche Postbank, on September 26, 2001 Deutsche Postbank acquired all of BHF's interests in FTS, including BHF's 7,100,391 shares of FTS' Common Stock, by acquiring all of the outstanding capital stock of BHF (USA) Holdings, Inc. (and, accordingly, its wholly-owned subsidiary, BHF (USA) Capital Corporation, which has held the 7,100,391 shares of FTS' Common Stock since it originally acquired them on August 25, 2000) from BHF (the "Acquisition"). In connection with the Acquisition, BHF (USA) Holdings, Inc. and BHF (USA) Capital Corporation are amending their respective Certificates of Incorporation to change their respective names to PB (USA) Holdings, Inc. and PB Capital Corporation. The funds used by the Reporting Persons to acquire the capital stock of PB Holdings were provided from working capital of Deutsche Postbank.

BHF's Original Acquisition of FTS' Common Stock

                  Pursuant to a certain Second Amended and Restated Credit Agreement, dated April 1, 2000, by and among FTS, as parent, Fats, Inc., as borrower ("FATS"), the lenders named therein and Bank of America, N.A. as successor in interest to NationsBank, N.A., as agent, PB Capital, a lender under such agreement, agreed to acquire from FTS, as partial satisfaction of restructured loans made to FTS, 7,100,391 shares of FTS' Common Stock. The closing of the transactions described above occurred on August 25, 2000. The funds used by PB Capital to acquire the securities covered by this Schedule were provided from partial satisfaction of loans previously made by PB Capital to FTS.

            Giving effect to the completion of the transactions summarized above, PB Capital beneficially owned an aggregate of 7,100,391 shares of FTS' Common Stock (representing approximately 10.3% of the outstanding Common Stock of FTS after the completion of the transactions).


                              (Page 7 of 10 pages)

ITEM 4.     PURPOSE OF TRANSACTION

Acquisition of PB Holdings

                  Deutsche Postbank and Deutsche Post acquired all of the outstanding capital stock of PB Holdings (and, accordingly, all of its interests in PB Capital and in FTS) in order to commence a finance/lending business in the United States.

Restructure Transaction by Which BHF Originally Acquired FTS' Common Stock

                  On August 25, 2000, FTS, its lenders and a substantial shareholder completed a restructuring transaction, with retroactive effect to April 1, 2000, that significantly reduced FTS' outstanding indebtedness. The lenders were issued preferred stock and FTS' Common Stock in partial satisfaction of existing revolving loans, and accrued interest under those revolving loans, as of March 31, 2000 and in partial satisfaction of certain term loans and accrued interest under those loans of March 31, 2000, made to FTS.

                  In connection with the restructuring, FTS and holders of its outstanding debt and preferred stock exchanged all such debt and preferred stock, aggregating approximately $82 million, for the following:

                        - A new senior secured revolving credit line in the
            amount of approximately $881,000 to support existing letters of credit and future working capital requirements.

                        - $12 million of senior secured debt with cash interest
            payable at prime plus 1% and no principal payments due until maturity in 2003, with a one year extension at FTS' option.

                        - $23 million of junior secured debt with 10% interest
            payable in additional notes or cash, depending on FATS' profitability, and no principal payments until maturity in 2003, with a one year extension at FTS' option.

                        - Approximately $21 million of new preferred stock with
            a 10% cumulative dividend rate payable in additional shares of preferred stock. No dividends or other distributions junior ranking to this preferred stock shall be paid, declared or set apart until all accrued dividends of this preferred stock have been declared and paid. This new preferred stock must be redeemed by FTS when junior secured debt is repaid.

                        - Approximately 49 million additional shares of FTS'
            Common Stock valued at $0.50 per share based upon the twenty trading days ending April 27, 2000. As a result of this share issuance, FTS' senior lenders have the power to vote a majority of FTS' Common Stock.

                        - Warrants to purchase 2,000,000 shares of FTS' Common
            Stock with an exercise price of $0.25 issued to a substantial shareholder.


                              (Page 8 of 10 pages)

                        - Amended warrants already held by a substantial
            shareholder to purchase 3,246,164 shares of FTS' Common Stock at $1.00 per share by providing for payment of the exercise price in cash rather than the series A preferred stock of FTS and making a slight adjustment in the original exercise price of $1.03 per share.

            Certain of the securities described above were issued to a substantial shareholder.

General

            The Reporting Persons, from time to time, may review the merits of their investment in FTS and evaluate their options with respect thereto. Subject to such review and evaluation, the Reporting Persons may determine to acquire additional shares of FTS' Common Stock (or securities convertible into FTS' Common Stock) through open market purchases or privately negotiated transactions, may determine to sell shares of FTS' Common Stock (or securities convertible into FTS' Common Stock) and/or may pursue any other options with respect to their investment in FTS.

            Notwithstanding anything to the contrary contained herein, the Reporting Persons reserve the right, depending on all relevant factors, to change their intention with respect to any and all of the matters referred to in the preceding paragraph.

            Other than as described in this Schedule, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM  5.    INTEREST IN SECURITIES OF THE ISSUER

            The number of shares of FTS' Common Stock beneficially owned as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, by the Reporting Persons as of the date hereof is 7,100,391 shares of FTS' Common Stock, representing approximately 10.3% of the outstanding FTS' Common Stock. The Reporting Persons have sole voting or dispositive power with respect to the shares of FTS' Common Stock which they beneficially hold.

            Except for the transactions described in this Schedule, no transactions were effected by the Reporting Persons in FTS' Common Stock during the 60 days preceding the date hereof.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            The shares of FTS' Common Stock owned by the Reporting Persons are held pursuant to a Voting and Stock Restriction Agreement (the "Voting and Stock Restriction Agreement") dated as of April 1, 2000, and entered into on August 25, 2000 whereby the lenders agreed to vote such shares as determined by lenders holding a majority of the commitments to provide revolving credit advances (the "Required Lenders") and granted an irrevocable proxy to Bank of America, N.A., to vote as so directed. The Required Lenders agreed for so long as the


                              (Page 9 of 10 pages)

Voting and Stock Restriction Agreement was in effect to vote their shares for election of one qualified person affiliated with the substantial shareholder nominated by the substantial shareholder to the board of directors of FTS such that one such person was serving on FTS' board of directors at all times. Pursuant to a letter agreement, the substantial shareholder also agreed to cooperate in appointing candidates proposed by the lenders to the board of directors of FTS, who will collectively constitute a majority of the FTS' board of directors to serve until the next election of directors. In addition, all parties agreed to cooperate to identify and urge the selection of a mutually acceptable, qualified candidate to serve as an active chairman of FTS' board of directors and to give due consideration in that regard to selection of a representative of the management consultant required to be retained by FTS pursuant to FTS' senior credit agreement.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            Exhibit 7(1).  August 25, 2000 Letter Agreement.

            Exhibit 7(2).  Voting and Stock Restriction Agreement.

            Exhibit 7(3).  Agreement of Joint Filing.





                             (Page 10 of 10 pages)

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            DEUTSCHE POST AG


Date:  October 31, 2001                     By:   /s/ Dr. Bernd Boecken
                                                  ______________________________
                                                  Name:  Dr. Bernd Boecken
                                                  Title:  Executive Director
                                                  Corporate Finance


Date:  October 31, 2001                     By:    /s/ Dr. Anton Hauck
                                                  ______________________________
                                                  Name:  Dr. Anton Hauck
                                                  Title:  Managing Director Tax
                                                  and Risk Management

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            DEUTSCHE POSTBANK AG


Date:  October 31, 2001                     By:   /s/ A. Martin
                                                  ______________________________
                                                  Name:  A. Martin
                                                  Title: Vice President




Date:  October 31, 2001                     By:   /s/ P. Buescher
                                                  ______________________________
                                                  Name:  P. Buescher
                                                  Title:  Legal Counsel

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            PB (USA) HOLDINGS, INC.


Date:  October 31, 2001                     By:   /s/ Thomas Leissl
                                                  ______________________________
                                                  Name:  Thomas Leissl
                                                  Title:  Managing Director


Date:  October 31, 2001                     By:   /s/ Coleman Gregory
                                                  ______________________________
                                                  Name:  Coleman Gregory
                                                  Title:  Secretary

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            PB CAPITAL CORPORATION


Date:  October 31, 2001                     By:   /s/ Thomas Leissl
                                                  ______________________________
                                                  Name:  Thomas Leissl
                                                  Title:  Senior Managing
                                                  Director


Date:  October 31, 2001                     By:   /s/ Coleman Gregory
                                                  ______________________________
                                                  Name:  Coleman Gregory
                                                  Title:  Senior Vice President

schedule 1

                          DIRECTORS OF DEUTSCHE POST AG


NAME                  PRINCIPAL OCCUPATION    CITIZENSHIP   BUSINESS ADDRESS

Dr. Klaus Zumwinkel   Managing Director       German        Robert-Schuman-Platz
                                                            53175
                                                            Bonn, Germany

Dr. Hans-Dieter       Managing Director       German        Robert-Schuman-Platz
Petram                                                      53175
                                                            Bonn, Germany

Dr. Peter Kruse       Managing Director       German        Robert-Schuman-Platz
                                                            53175
                                                            Bonn, Germany

Uwe Rolf Dorken       Managing Director       German        Robert-Schuman-Platz
                                                            53175
                                                            Bonn, Germany

Peter Wagner          Managing Director       German        Robert-Schuman-Platz
                                                            53175
                                                            Bonn, Germany

Prof. Dr. Wulf von    Managing Director       German        Robert-Schuman-Platz
Schimmelmann                                                53175
                                                            Bonn, Germany

Walter Scheurle       Managing Director       German        Robert-Schuman-Platz
                                                            53175
                                                            Bonn, Germany

Dr. Edgar Ernst       Managing Director       German        Robert-Schuman-Platz
                                                            53175
                                                            Bonn, Germany

                        DIRECTORS OF DEUTSCHE POSTBANK AG

NAME                 PRINCIPAL OCCUPATION    CITIZENSHIP    BUSINESS ADDRESS

Prof. Dr. Wulf von   Managing Director       German         Friedrich-Ebert-Allee
Schimmelmann                                                114-126, 53113
                                                            Bonn, Germany

Stefan Jutte         Managing Director       German         Friedrich-Ebert-Allee
                                                            114-126, 53113
                                                            Bonn, Germany

Volker Mai           Managing Director       German         Friedrich-Ebert-Allee
                                                            114-126, 53113
                                                            Bonn, Germany

Loukas Rizos         Managing Director       German         Friedrich-Ebert-Allee
                                                            114-126, 53113
                                                            Bonn, Germany

Wolfgang Schneider   Managing Director       German         Friedrich-Ebert-Allee
                                                            114-126, 53113
                                                            Bonn, Germany

Achim Scholz         Managing Director       German         Friedrich-Ebert-Allee
                                                            114-126, 53113
                                                            Bonn, Germany

                      DIRECTORS OF PB (USA) HOLDINGS, INC.

NAME              PRINCIPAL OCCUPATION        CITIZENSHIP   BUSINESS ADDRESS

Burkhard          Member of Board of          German        590 Madison
Frankenberger     Directors and Managing                    Avenue, New York
                  Director                                  10022

Thomas Leissl     Member of Board of          German        590 Madison
                  Directors and Managing                    Avenue, New York
                  Director                                  10022

Wulf von          Chairman of Board of        German        Friedrich-Ebert-Allee
Schimmelmann      Directors                                 114-126, 53113
                                                            Bonn, Germany

Stefan Jutte      Member of Board of          German        Friedrich-Ebert-Allee
                  Directors                                 114-126, 53113
                                                            Bonn, Germany

Horst Willemse    Member of Board of          German        Friedrich-Ebert-Allee
                  Directors                                 114-126, 53113
                                                            Bonn, Germany

                       DIRECTORS OF PB CAPITAL CORPORATION

NAME              PRINCIPAL OCCUPATION        CITIZENSHIP   BUSINESS ADDRESS

Burkhard          Member of Board of          German        590 Madison
Frankenberger     Directors and Senior                      Avenue, New York
                  Managing Director                         10022

Thomas Leissl     Member of Board of          German        590 Madison
                  Directors and Senior                      Avenue, New York
                  Managing Director                         10022

Wulf von          Chairman of Board of        German        Friedrich-Ebert-Allee
Schimmelmann      Directors                                 114-126, 53113
                                                            Bonn, Germany

Stefan Jutte      Member of Board of          German        Friedrich-Ebert-Allee
                  Directors                                 114-126, 53113
                                                            Bonn, Germany

Horst Willemse    Member of Board of          German        Friedrich-Ebert-Allee
                  Directors                                 114-126, 53113
                                                            Bonn, Germany